金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

1 November 2006

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finan
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

GOLD PEAK

EXEMPTION # 82-3604

SUPPL

Dear Sirs,

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the following listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Overseas regulatory announcement – Notice of a change of interest of a substantial shareholder of GP Industries Limited	3 October 2006
Overseas regulatory announcement – Notice of a change of interest of a substantial shareholder of GP Industries Limited	3 October 2006
Overseas regulatory announcement – Notice of a change of interest of a substantial shareholder of GP Industries Limited	3 October 2006
Announcement – Discloseable transaction – Acquisition of shares in SPG Industry (H.K.) Limited by GP Industries Limited	4 October 2006
Overseas regulatory announcement – Increase in interest in an associated company of GP Industries Limited	4 October 2006
Overseas regulatory announcement – De-registration of a subsidiary of GP Industries Limited	19 October 2006
Overseas regulatory announcement – Increase in interest in an associated company of GP Industries Limited	19 October 2006

dlw 11/7

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網址: www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: www.goldpeak.com

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

Name of Report	Date Announced/Filed
Circular – Discloseable transaction: Acquisition of shares in SPG Industry (H.K.) Limited by GP Industries Limited	20 October 2006

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
General Manager - Finance

Encl.

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Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	GP INDUSTRIES LIMITED
Company Registration No.	199502128C
Announcement submitted on behalf of	GP INDUSTRIES LIMITED
Announcement is submitted with respect to *	GP INDUSTRIES LIMITED
Announcement is submitted by *	Tan San-Ju
Designation *	Company Secretary
Date & Time of Broadcast	03-Oct-2006 18:13:17
Announcement No.	00081

>> Announcement Details

The details of the announcement start here ...

>> PART I

1. Date of notice to issuer *: 02-10-2006
2. Name of Substantial Shareholder *: Schneider Electric Australia Holdings Pty Ltd ("SEAH")
3. Please tick one or more appropriate box(es): *
   - Notice of a New Substantial Shareholder's interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest: 28-09-2006
2. Name of Registered Holder: Merrill Lynch (Singapore) Pte. Ltd. as depository agent for Schneider Electric Australia Holdings Pty Ltd ("SEAH")
3. Circumstance(s) giving rise to the interest or change in interest: # Others

   # Please specify details

   Pursuant to a Memorandum of Charge dated 22 December 2003 entered into between SEAH and Belvedire Pty Ltd ("Belvedire"), Belvedire agreed, amongst other things, to a statutory assignment of all its 22,325,156 shares in CIH Limited ("CIHL Shares") in favour of SEAH. Pursuant to a scheme of arrangement for the privatization of CIH Limited under Section 210 of the Companies Act ("Scheme") which came into effect on 28 September 2006, SEAH was allotted 70,681,443 shares in GP Industries Limited ("GPIL Shares") in exchange for the CIHL Shares. Following the allotment, SEAH transferred the GPIL Shares to Belvedire and Belvedire statutorily assigned the GPIL Shares to SEAH, in order that SEAH may hold a similar security interest over the GPIL Shares as it had over the CIHL Shares previously.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	0
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	70,681,443
As a percentage of issued share capital	

	12.26 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0
No. of Shares held after the change	70,681,443
As a percentage of issued share capital	12.26 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	70,681,443	0
As a percentage of issued share capital	12.26 %	0 %

Footnotes

Part II, item 4
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:

Under the Scheme, approximately 3.166 shares in GPIL were allotted in exchange for each share in CIH Limited; fractions of a share in GPIL were disregarded.

Attachments:

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Notice of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	GP INDUSTRIES LIMITED
Company Registration No.	199502128C
Announcement submitted on behalf of	GP INDUSTRIES LIMITED
Announcement is submitted with respect to *	GP INDUSTRIES LIMITED
Announcement is submitted by *	Tan San-Ju
Designation *	Company Secretary
Date & Time of Broadcast	03-Oct-2006 18:11:38
Announcement No.	00079

>> Announcement Details

The details of the announcement start here ...

>> PART I

1. Date of notice to issuer * — 02-10-2006

2. Name of Substantial Shareholder * — Schneider Electric SA ("SESA")

3. Please tick one or more appropriate box(es): *

- Notice of a New Substantial Shareholder's interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 28-09-2006

2. Name of Registered Holder — Merrill Lynch (Singapore) Pte. Ltd. as depository agent for Schneider Electric Australia Holdings Pty Ltd ("SEAH")

3. Circumstance(s) giving rise to the interest or change in interest — # Others

   # Please specify details

   Pursuant to a Memorandum of Charge dated 22 December 2003 entered into between SEAH and Belvedire Pty Ltd ("Belvedire"), Belvedire agreed, amongst other things, to a statutory assignment of all its 22,325,156 shares in CIH Limited ("CIHL Shares") in favour of SEAH. Pursuant to a scheme of arrangement for the privatization of CIH Limited under Section 210 of the Companies Act ("Scheme") which came into effect on 28 September 2006, SEAH was allotted 70,681,443 shares in GP Industries Limited ("GPIL Shares") in exchange for the CIHL Shares. Following the allotment, SEAH transferred the GPIL Shares to Belvedire and Belvedire statutorily assigned the GPIL Shares to SEAH, in order that SEAH may hold a similar security interest over the GPIL Shares as it had over the CIHL Shares previously.

   SEAH is a wholly-owned subsidiary of Schneider Electric Industries SAS, which is itself a wholly-owned subsidiary of SESA.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	0
As a percentage of issued share capital	0 %

No. of Shares which are subject of this notice	70,681,443
As a percentage of issued share capital	12.26 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0
No. of Shares held after the change	70,681,443
As a percentage of issued share capital	12.26 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	0	70,681,443
As a percentage of issued share capital	0 %	12.26 %

Footnotes

Part II, item 4
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:

Under the Scheme, approximately 3.166 shares in GPIL were alloted in exchange for each share in CIH Limited; fractions of a share in GPIL were disregarded.

Attachments:

Total size = **0**
(2048K size limit recommended)

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Notice of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	GP INDUSTRIES LIMITED
Company Registration No.	199502128C
Announcement submitted on behalf of	GP INDUSTRIES LIMITED
Announcement is submitted with respect to *	GP INDUSTRIES LIMITED
Announcement is submitted by *	Tan San-Ju
Designation *	Company Secretary
Date & Time of Broadcast	03-Oct-2006 18:09:59
Announcement No.	00078

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	02-10-2006
2.	Name of Substantial Shareholder *	Schneider Electric Industries SAS ("SEISAS")

3. Please tick one or more appropriate box(es): *

- Notice of a New Substantial Shareholder's interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	28-09-2006
2.	Name of Registered Holder	Merrill Lynch (Singapore) Pte. Ltd. as depository agent for Schneider Electric Australia Holdings Pty Ltd ("SEAH")
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Pursuant to a Memorandum of Charge dated 22 December 2003 entered into between SEAH and Belvedire Pty Ltd ("Belvedire"), Belvedire agreed, amongst other things, to a statutory assignment of all its 22,325,156 shares in CIH Limited ("CIHL Shares") in favour of SEAH. Pursuant to a scheme of arrangement for the privatization of CIH Limited under Section 210 of the Companies Act ("Scheme") which came into effect on 28 September 2006, SEAH was allotted 70,681,443 shares in GP Industries Limited ("GPIL Shares") in exchange for the CIHL Shares. Following the allotment, SEAH transferred the GPIL Shares to Belvedire and Belvedire statutorily assigned the GPIL Shares to SEAH, in order that SEAH may hold a similar security interest over the GPIL Shares as it had over the CIHL Shares previously. SEAH is a wholly-owned subsidiary of SEISAS.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	0
As a percentage of issued share capital	0 %
No. of Shares which are subject of this	70,681,443

notice	
As a percentage of issued share capital	12.26 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0
No. of Shares held after the change	70,681,443
As a percentage of issued share capital	12.26 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	0	70,681,443
As a percentage of issued share capital	0 %	12.26 %

Footnotes

Part II, item 4
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:

Under the Scheme, approximately 3.166 shares in GPIL were allotted in exchange for each share in CIH Limited; fractions of a share in GPIL were disregarded

Attachments:

Total size = **0**
(2048K size limit recommended)

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The Company
69.3%
The Vendor
GP Industries
Other Shareholders
35.7%
29.8%
34.5%
SPG (HK)

Shareholding Structure of the Group immediately after Completion:


The Company
69.3%
GP Industries
Other Shareholders
46.4%
53.6%
SPG (HK)

INFORMATION ON SPG (HK)

SPG (HK) is a company incorporated in Hong Kong with limited liability. It is engaged in the trading of high precision metal and plastic parts as well as acting as an investment holding company of its subsidiaries established in the PRC. Its subsidiaries are engaged in the business of manufacture of high precision metal and plastic parts and moulds together with assembly of components and mechanisms.

SPG (HK) is an associate of the Company before the Completion and will continue to be an associate of the Company after the Completion.

SUMMARY OF FINANCIAL RESULTS OF SPG (HK)

A summary of the audited consolidated results of SPG (HK) for the two years ended December 31, 2005 are as follows:

	Year ended December 31, 2004	**2005**
	HK$'000	*HK$'000*
Turnover	830,551	762,762
Profit before tax	24,212	15,593
Profit after tax	21,338	14,300

"Board"	the board of Directors of the Company
"Company"	Gold Peak Industries (Holdings) Limited (Stock code: 40), whose shares are listed on the Main Board of the Stock Exchange
"Completion"	the completion of the sale and purchase of, amongst other things, the Sale Shares in accordance with the Sale and Purchase Agreement
"Completion Date"	the date of the Sale and Purchase Agreement, upon which Completion is to take place
"Consideration"	the consideration for the Acquisition
"Directors"	directors of the Company
"GP Industries"	GP Industries Limited, a company incorporated in the Republic of Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and an approximately 69.3% owned subsidiary of the Company
"Group"	the Company and its subsidiaries
"HK GAAP"	the generally accepted accounting principles in Hong Kong
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Other Shareholders"	shareholders of SPG (HK) other than the Vendor and GP Industries
"PRC"	the People's Republic of China
"Sale and Purchase Agreement"	a sale and purchase agreement dated September 30, 2006 entered into between the Vendor and GP Industries and Other Shareholders in relation to, amongst other things, the Acquisition
"Sale Shares"	7,455,391 Shares legally and beneficially owned by and registered in the name of the Vendor, representing approximately 16.6% of the entire issued share capital of SPG (HK)
"Shares"	shares of HK$1 each in the share capital of SPG (HK) and "Share" means any one of them
"Singapore Stock Exchange "	the Singapore Exchange Securities Trading Limited
"SPG (HK)"	SPG Industry (H.K.) Limited, a company incorporated in Hong Kong with limited liability
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Vendor"	Shinwa International Holdings Limited, a company incorporated in Hong Kong with limited liability principally engaged in the business of manufacturing and distribution of audio/video systems
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, October 4, 2006

www.goldpeak.com

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

DISCLOSEABLE TRANSACTION
ACQUISITION OF SHARES IN SPG INDUSTRY (H.K.) LIMITED
BY GP INDUSTRIES LIMITED

The Company announces that on September 30, 2006, GP Industries (a 69.3% owned subsidiary of the Company) and Other Shareholders entered into the Sale and Purchase Agreement with the Vendor pursuant to which the Vendor, amongst other things, agreed to sell to GP Industries and GP Industries agreed to purchase from the Vendor the Sale Shares, being approximately 16.6% of the entire issued share capital of SPG (HK), for a cash consideration of approximately HK$13.4 million. SPG (HK) is principally engaged in the business of manufacturing and trading of high precision metal and plastic parts.

The Acquisition constitutes a discloseable transaction of the Company under the Listing Rules. A circular containing details of the Acquisition will be despatched to the shareholders of the Company as soon as practicable.

THE SALE AND PURCHASE AGREEMENT

The following is a summary of the principal terms of the Sale and Purchase Agreement.

Parties:

Vendor: Shinwa International Holdings Limited, a company incorporated in Hong Kong with limited liability

Purchasers: GP Industries Limited; and Other Shareholders

The Company confirms that, to the best of knowledge, information and belief of the Directors having made all reasonable enquiries, the Vendor and the ultimate beneficial owner(s) of the Vendor are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company.

Assets to be acquired:

Sale Shares: 7,455,391 Shares legally and beneficially owned by and registered in the name of the Vendor, representing approximately 16.6% of the entire issued share capital of SPG (HK)

Consideration:

The Consideration was the sum of approximately HK$13.4 million and had been paid by GP Industries to the Vendor upon Completion.

The Consideration was determined after arm's length negotiations based on the net asset value of SPG (HK) deducting the dividends payable in the amount of approximately HK$45 million with a premium taking into consideration the future prospect of SPG (HK).

The Consideration was funded by dividends of SPG (HK) payable to GP Industries at HK$1 per Share in the amount of approximately HK$13.4 million which was paid to GP Industries on Completion Date. GP Industries paid the Consideration by directing SPG (HK) to pay the relevant dividends to the Vendor directly.

Completion:

Completion has taken place immediately after the signing of the Sale and Purchase Agreement.

EFFECT ON SHAREHOLDING STRUCTURE

The shareholding structures of the Group immediately before and after Completion are set out as follows:

Shareholding Structure of the Group immediately before Completion:

The audited consolidated net asset value of SPG (HK) as at December 31, 2005 was approximately HK$114.0 million.

The consolidated financial results of SPG (HK) are prepared in accordance with HK GAAP.

REASONS AND BENEFITS FOR THE ACQUISITION

The Vendor was desirous of divesting its investment in SPG (HK). Consequently, it sold its existing shareholding in SPG (HK) to GP Industries and Other Shareholders according to their respective shareholdings in SPG (HK).

The Company has a long-term positive view towards the prospect of the industry in which SPG (HK) is engaged. The divestment in SPG (HK) by the Vendor provides an opportunity to GP Industries to increase its investments in SPG (HK).

The Directors are of the opinion that the terms of the Sale and Purchase Agreement (including the Consideration) are fair and reasonable and on normal commercial terms and that the entering into the Sale and Purchase Agreement is in the interests of the Company and the shareholders of the Company as a whole.

INFORMATION ON THE COMPANY

The Company acts as an investment holding company. The activities of its principal subsidiaries and associates are investment holding and manufacturing, marketing and trading of batteries, electronics and acoustics products, wire harness, cables, light fittings products and light emitting diode display screens. GP Industries is the main investment vehicle of the Company. The Company holds an approximately 69.3% interest in GP Industries as at the date of this announcement.

General

The Acquisition constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules.

A circular containing, among other things, further details of the Acquisition will be despatched to the shareholders of the Company as soon as practicable.

As at the date of this announcement, the Board consists of Mr. Victor LO Chung Wing (Chairman & Chief Executive), Mr. Andrew NG Sung On (Vice Chairman), Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung and Mr. CHAU Kwok Wai as Executive Directors, Mr. Raymond WONG Wai Kan and Mr. Vincent CHEUNG Ting Kau as Non-Executive Directors and Mr. LUI Ming Wah, Mr. Frank CHAN Chi Chung and Mr. CHAN Kei Biu as Independent Non-Executive Directors.

DEFINITIONS

"Acquisition" the acquisition of Sale Shares by GP Industries pursuant to the Sale and Purchase Agreement

GP INDUSTRIES

GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

INCREASE IN INTEREST IN AN ASSOCIATED COMPANY

The Directors of GP Industries Limited (the "Company") would like to announce that the Company has acquired 7,455,391 shares in SPG Industry (H.K.) Limited ("SPG") for a cash consideration of approximately HK$13,420,000 (approximately S$2.71 million). As a result, the Company's interest in SPG has increased from approximately 29.83% to approximately 46.41%.

A shareholder of SPG, which owned 16,064,783 SPG shares (the "Sale Shares") (approximately 35.72% interest in SPG), decided to divest from SPG. The Company and the remaining shareholders of SPG agreed to purchase the Sale Shares in proportion to their respective shareholding in SPG for an aggregate cash consideration of approximately HK$28,917,000 (approximately S$5.84 million). Accordingly, the Company paid approximately HK$13,420,000 for 7,455,391 SPG shares.

The consideration was arrived at on a willing-seller willing-buyer basis after considering, *inter alia*, the net asset value of SPG. Estimated share of net asset value acquired by the Company is approximately S$2.28 million.

The increase in interest in SPG is funded by the Company's internal resources and is not expected to have a significant impact on the Company's consolidated net tangible assets and earnings per share for the financial year ending 31 March 2007.

None of the directors or substantial shareholders of the Company has any interest, direct or indirect, in this transaction.

By order of the Board

Tan San-Ju
Company Secretary
4 October 2006

Member
Gold Peak Group

GP INDUSTRIES

GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

DE-REGISTRATION OF A SUBSIDIARY

The Directors of GP Industries Limited (the "Company") wish to announce that Goldmax International Limited ("Goldmax"), a dormant wholly-owned subsidiary incorporated in Hong Kong, has been de-registered.

The de-registration of Goldmax is not expected to have any material impact on the Company's consolidated net tangible assets and earnings per share for the financial year ending 31 March 2007.

None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the above-mentioned transaction.

By order of the Board

Tan San-Ju
Company Secretary
19 October 2006

GP INDUSTRIES

GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

INCREASE IN INTEREST IN AN ASSOCIATED COMPANY

The Directors of GP Industries Limited (the "Company") would like to announce that the Company has increased its interest in LTK Industries Limited ("LTK") from 44.75% to 45.13%. This increase in interest in LTK resulted from the purchase of 17,885 ordinary shares of HK$10 each in LTK ("ordinary LTK share") for an aggregate cash consideration of approximately HK$1,610,000 (approximately S$325,000).

On 17 January 2001, the Company announced that LTK had issued 420,000 new ordinary LTK shares to certain senior LTK management members (the "LTK Management Shareholders") pursuant to LTK's Employee Share Subscription Program (the "Program"). Pursuant to the provisions of the Program, the Company acquired the above-mentioned 17,885 ordinary LTK shares from two LTK Management Shareholders who have resigned from LTK. The purchase price of approximately HK$90 per ordinary LTK share was determined in accordance with the Program and was equivalent to the latest available audited net asset value of the LTK Group per ordinary LTK share. Share of net asset value acquired, based on LTK's unaudited consolidated financial statements as at 30 June 2006, amounted to approximately S$377,000.

This increase in interest in LTK was funded by the Company's internal resources and is not expected to have any material impact on the Company's consolidated net tangible assets and earnings per share for the financial year ending 31 March 2007.

None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in this transaction.

By order of the Board

Tan San-Ju
Company Secretary
19 October 2006

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE A1

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer or other bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Gold Peak Industries (Holdings) Limited, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

GOLD PEAK

DISCLOSEABLE TRANSACTION
ACQUISITION OF SHARES IN SPG INDUSTRY (H.K.) LIMITED
BY GP INDUSTRIES LIMITED

A letter from the Chairman & Chief Executive is set out on pages 3 to 6 of this circular.

October 20, 2006

CONTENTS

DEFINITIONS

In this circular, the following expressions have the meanings set out below unless the context otherwise requires:

"Acquisition"	the acquisition of Sale Shares by GP Industries pursuant to the Sale and Purchase Agreement
"Board"	the board of Directors of the Company
"Company"	Gold Peak Industries (Holdings) Limited (Stock code: 40), whose shares are listed on the Main Board of the Hong Kong Stock Exchange
"Completion"	the completion of the sale and purchase of, amongst other things, the Sale Shares in accordance with the Sale and Purchase Agreement
"Completion Date"	the date of the Sale and Purchase Agreement, upon which Completion is to take place
"Consideration"	the consideration for the Acquisition
"Directors"	directors of the Company
"GP Batteries"	GP Batteries International Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and an approximately 49.2% associate of GP Industries
"GP Industries"	GP Industries Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and an approximately 69.3% owned subsidiary of the Company
"Group"	the Company and its subsidiaries
"HK GAAP"	the generally accepted accounting principles in Hong Kong
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Latest Practicable Date"	October 17, 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Other Shareholders"	shareholders of SPG (HK) other than the Vendor and GP Industries
"PRC"	the People's Republic of China
"Sale and Purchase Agreement"	a sale and purchase agreement dated September 30, 2006 entered into between the Vendor and GP Industries and Other Shareholders in relation to, amongst other things, the Acquisition
"Sale Shares"	7,455,391 SPG (HK) Shares legally and beneficially owned by and registered in the name of the Vendor, representing approximately 16.6% of the entire issued share capital of SPG (HK)
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary share(s) of HK$0.5 each in the share capital of the Company
"Shareholder(s)"	holder(s) of Shares
"Singapore"	the Republic of Singapore
"Singapore Stock Exchange "	the Singapore Exchange Securities Trading Limited
"SPG (HK)"	SPG Industry (H.K.) Limited, a company incorporated in Hong Kong with limited liability
"SPG (HK) Shares"	shares of HK$1 each in the share capital of SPG (HK) and "SPG (HK) Share" means any one of them
"Vendor"	Shinwa International Holdings Limited, a company incorporated in Hong Kong with limited liability principally engaged in the business of manufacturing and distribution of audio/video systems
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"S$"	Singapore dollars, the lawful currency of Singapore
"%"	per cent.

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

Executive Directors:
Victor LO Chung Wing *(Chairman & Chief Executive)*
Andrew NG Sung On *(Vice Chairman)*
Kevin LO Chung Ping
Paul LO Chung Wai
LEUNG Pak Chuen
Richard KU Yuk Hing
Andrew CHUANG Siu Leung
CHAU Kwok Wai

Non-Executive Directors:
Raymond WONG Wai Kan
Vincent CHEUNG Ting Kau
LUI Ming Wah*
Frank CHAN Chi Chung*
CHAN Kei Biu*

* *Independent Non-Executive Director*

Registered office:
8th Floor
Gold Peak Building
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong

October 20, 2006

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION
ACQUISITION OF SHARES IN SPG INDUSTRY (H.K.) LIMITED
BY GP INDUSTRIES LIMITED

INTRODUCTION

By an announcement dated October 4, 2006, the Directors announced that, on September 30, 2006, GP Industries (a 69.3% owned subsidiary of the Company) and Other Shareholders entered into the Sale and Purchase Agreement with the Vendor pursuant to which the Vendor, amongst other things, agreed to sell to GP Industries and GP Industries agreed to purchase from the Vendor the Sale Shares, being approximately 16.6% of the entire issued share capital of SPG (HK), for a cash consideration of approximately HK$13.4 million. SPG (HK) is principally engaged in the business of manufacturing and trading of high precision metal and plastic parts.

The Acquisition constitutes a discloseable transaction of the Company under the Listing Rules. The purpose of this circular is to provide Shareholders with details of the Acquisition and other information in compliance with the requirement of the Listing Rules.

THE SALE AND PURCHASE AGREEMENT

The following is a summary of the principal terms of the Sale and Purchase Agreement.

Parties:

Vendor: Shinwa International Holdings Limited, a company incorporated in Hong Kong with limited liability

Purchasers: GP Industries Limited; and
Other Shareholders

The Company confirms that, to the best of knowledge, information and belief of the Directors having made all reasonable enquiries, the Vendor and the ultimate beneficial owner(s) of the Vendor are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company.

Assets to be acquired:

Sale Shares: 7,455,391 SPG (HK) Shares legally and beneficially owned by and registered in the name of the Vendor, representing approximately 16.6% of the entire issued share capital of SPG (HK)

Consideration:

The Consideration was the sum of approximately HK$13.4 million and had been paid by GP Industries to the Vendor upon Completion.

The Consideration was determined after arm's length negotiations based on the net asset value of SPG (HK) deducting the dividends payable in the amount of approximately HK$45 million with a premium taking into consideration the future prospect of SPG (HK).

The Consideration was funded by dividends of SPG (HK) payable to GP Industries at HK$1 per SPG (HK) Share in the amount of approximately HK$13.4 million which was paid to GP Industries on Completion Date. GP Industries paid the Consideration by directing SPG (HK) to pay the relevant dividends to the Vendor directly.

Completion:

Completion has taken place immediately after the signing of the Sale and Purchase Agreement.

EFFECT ON SHAREHOLDING STRUCTURE

The shareholding structures of the Group immediately before and after Completion are set out as follows:

Shareholding Structure of the Group immediately before Completion:


The Company
69.3%
The Vendor
GP Industries
Other Shareholders
35.7%
29.8%
34.5%
SPG (HK)

Shareholding Structure of the Group immediately after Completion:


The Company
69.3%
GP Industries
Other Shareholders
46.4%
53.6%
SPG (HK)

INFORMATION ON THE COMPANY

The Company acts as an investment holding company. The activities of its principal subsidiaries and associates are investment holding and manufacturing, marketing and trading of batteries, electronics and acoustics products, wire harness, cables, light fittings products and light emitting diode display screens. GP Industries is the main investment vehicle of the Company. The Company holds an approximately 69.3% interest in GP Industries as at Latest Practicable Date.

INFORMATION ON SPG (HK)

SPG (HK) is a company incorporated in Hong Kong with limited liability. It is engaged in the trading of high precision metal and plastic parts as well as acting as an investment holding company of its subsidiaries established in the PRC. Its subsidiaries are engaged in the business of manufacture of high precision metal and plastic parts and moulds together with assembly of components and mechanisms.

SPG (HK) is an associate of the Company before the Completion and will continue to be an associate of the Company after the Completion.

SUMMARY OF FINANCIAL RESULTS OF SPG (HK)

A summary of the audited consolidated results of SPG (HK) for the two years ended December 31, 2005 are as follows:

	Year ended December 31,	
	2004	**2005**
	HK$'000	*HK$'000*
Turnover	830,551	762,762
Profit before tax	24,212	15,593
Profit after tax	21,338	14,300

The audited consolidated net asset value of SPG (HK) as at December 31, 2005 was approximately HK$114.0 million.

The consolidated financial results of SPG (HK) are prepared in accordance with HK GAAP.

REASONS AND BENEFITS FOR THE ACQUISITION

The Vendor was desirous of divesting its investment in SPG (HK). Consequently, it sold its existing shareholding in SPG (HK) to GP Industries and Other Shareholders according to their respective shareholdings in SPG (HK).

The Company has a long-term positive view towards the prospect of the industry in which SPG (HK) is engaged. The divestment in SPG (HK) by the Vendor provides an opportunity to GP Industries to increase its investments in SPG (HK).

The Directors are of the opinion that the terms of the Sale and Purchase Agreement (including the Consideration) are fair and reasonable and on normal commercial terms and that the entering into the Sale and Purchase Agreement is in the interests of the Company and the Shareholders as a whole.

FINANCIAL EFFECTS OF THE ACQUISITION

The Board believes that the Acquisition will not give rise to any material effect on the earnings, working capital, gearing ratio and the assets and liabilities of the Group.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix to this circular.

Yours faithfully,
Victor LO Chung Wing
Chairman & Chief Executive

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular with regard to the Company and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts with regard to the Company, the omission of which would make any statement in this circular misleading.

2. DISCLOSURE OF DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which they were taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required, pursuant to Appendix 10 "Model Code for Securities Transactions by Directors of Listed Issuers" contained in the Listing Rules to be notified to the Company and the Hong Kong Stock Exchange were as follows:

(i) The Company

Name of Director	Number of Shares held			Percentage shareholding in the issued share capital of the Company
	Personal interests	Family interests	Total interests	*(%)*
Victor LO Chung Wing	74,951,811	–	74,951,811	13.65
Andrew NG Sung On	69,771,957	417,000	70,188,957	12.78
Kevin LO Chung Ping	625,000	3,239,066	3,864,066	0.70
Paul LO Chung Wai	22,611,518	–	22,611,518	4.12
LEUNG Pak Chuen	3,202,581	–	3,202,581	0.58
Richard KU Yuk Hing	2,231,780	–	2,231,780	0.41
Andrew CHUANG Siu Leung	474,500	–	474,500	0.09
CHAU Kwok Wai	275,000	–	275,000	0.05
Raymond WONG Wai Kan	1,790,081	–	1,790,081	0.33
Vincent CHEUNG Ting Kau	1,947,549	–	1,947,549	0.35
LUI Ming Wah	–	–	–	–
Frank CHAN Chi Chung	–	–	–	–
CHAN Kei Biu	–	–	–	–

Name of Director	Number of Shares in respect of which options have been granted and remain outstanding at an exercise price per Share of HK$1.17 with option period from 18 April 2003 to 17 October 2007	HK$1.84 with option period from 2 October 2003 to 1 October 2008
Victor LO Chung Wing	–	1,600,000
Andrew NG Sung On	–	1,600,000
Kevin LO Chung Ping	650,000	1,000,000
Paul LO Chung Wai	650,000	1,000,000
LEUNG Pak Chuen	–	–
Richard KU Yuk Hing	–	500,000
Andrew CHUANG Siu Leung	–	500,000
CHAU Kwok Wai	500,000	600,000
Raymond WONG Wai Kan	–	1,000,000
Vincent CHEUNG Ting Kau	300,000	400,000
LUI Ming Wah	250,000	300,000
Frank CHAN Chi Chung	–	–
CHAN Kei Biu	–	–

(ii) Associated Corporations

Name of Director	Number of ordinary shares held in GP Batteries	Percentage shareholding in the issued share capital of GP Batteries (%)	Number of ordinary shares held in Gold Peak Industries (Taiwan) Limited	Percentage shareholding in the issued share capital of Gold Peak Industries (Taiwan) Limited (%)	Number of ordinary shares held in GP Industries	Percentage shareholding in the issued share capital of GP Industries (%)
Victor LO Chung Wing	200,000	0.18	-	–	–	-
Andrew NG Sung On	833,332	0.76	500,000	0.25	378,412	0.07
Paul LO Chung Wai	80,000	0.07	–	–	–	-
LEUNG Pak Chuen	–	-	–	–	1,608,000	0.28
Richard KU Yuk Hing	141,000	0.13	200,000	0.10	70,000	0.01
Andrew CHUANG Siu Leung	–	–	–	–	45,000	0.01
CHAU Kwok Wai	–	–	–	–	481,232	0.08
Raymond WONG Wai Kan	374,000	0.34	100,000	0.05	1,598,827	0.28
Vincent CHEUNG Ting Kau	20,000	0.02	-	–	–	-

Name of Director	Number of GP Batteries shares in respect of which options have been granted and remain outstanding at an exercise price per share of			
	S$1.410 with option period from 17 March 2002 to 16 March 2010	S$1.600 with option period from 11 October 2002 to 10 October 2010	S$1.250 with option period from 5 August 2004 to 4 August 2012	S$2.500 with option period from 25 June 2005 to 24 June 2013
Andrew NG Sung On	200,000	200,000	190,000	190,000
Richard KU Yuk Hing	-	-	-	170,000

Name of Director	Number of GP Industries shares in respect of which options have been granted and remain outstanding at an exercise price per share of				
	S$0.456 with option period from 14 April 2002 to 13 April 2010	S$0.620 with option period from 4 April 2003 to 3 April 2011	S$0.550 with option period from 14 August 2003 to 13 August 2012	S$0.880 with option period from 15 September 2004 to 14 September 2013	S$1.030 with option period from 5 July 2005 to 4 July 2014
Victor LO Chung Wing	300,000	600,000	384,000	384,000	400,000
LEUNG Pak Chuen	-	-	-	350,000	380,000
Andrew CHUANG Siu Leung	110,000	200,000	130,000	130,000	150,000
CHAU Kwok Wai	-	-	-	-	180,000
Raymond WONG Wai Kan	-	-	-	140,000	180,000

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO to be entered in the register referred to therein or which were required, pursuant to Appendix 10 "Model Code for Securities Transactions by Directors of Listed Issuers" contained in the Listing Rules, to be notified to the Company and the Hong Kong Stock Exchange.

3. SUBSTANTIAL SHAREHOLDER'S AND OTHER PERSON'S INTEREST IN SHARES AND UNDERLYING SHARES

As at the Latest Practicable Date, so far as was known to the Directors and the chief executive of the Company, the following person (not being a Director or chief executive of the Company) had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who was, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of the Company:

Name of Shareholder	Capacity	Number of Shares held	Percentage shareholding in the issued share capital of the Company *(%)*
Schneider Electric Industries SA	Beneficial owner	54,564,000	9.93

As at the Latest Practicable Date, so far as was known to the Directors and the chief executive of the Company, the following persons (not being a Director or chief executive of the Company) were, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of member of the Group	Name of person interested in 5% or more of the issued share capital of the member of the Group	Percentage shareholding in the issued share capital of the member of the Group *(%)*
Clipsal Marketing (Private) Limited	Orient Distribution System (Private) Ltd.	49.00
GP Auto Cable (Huizhou) Ltd.	Furukawa Automotive Parts Inc.	9.58
GP Electronics (Huizhou) Co., Ltd.	Desay Group Corporation	5.00

Name of member of the Group	Name of person interested in 5% or more of the issued share capital of the member of the Group	Percentage shareholding in the issued share capital of the member of the Group *(%)*
GP Electronics (Huizhou) Ltd.	Huizhou Desay Industry Co., Ltd.	15.00
	World Perfect International Ltd.	15.00
GP Precision Parts (Huizhou) Co., Ltd.	Huizhou Desay Industry Co., Ltd.	30.00
Huizhou GP Wiring Technology Limited	Wu Shu Ying	10.00
	Huizhou Desay Industry Co., Ltd.	10.00
KEF America Inc.	The Chainin Family Limited Partnership	27.14

Save as disclosed above, the Directors and the chief executive of the Company are not aware of any person (not being a Director or chief executive of the Company) who, as at the Latest Practicable Date, had any interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who was, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

4. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or chief executive of the Company or their respective associates had any interest in a business which competes or may compete with the business of the Group.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors has existing or proposed service contract with the Company or any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

6. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and, so far as the Directors are aware, no litigation nor claim of material importance was pending or threatened against the Company or any of its subsidiaries.

7. GENERAL

(a) The secretary of the Company is Mr. WONG Man Kit who is a fellow member of both the Hong Kong Institute of Certified Public Accountants and the Hong Kong Institute of Chartered Secretaries.

(b) The qualified accountant of the Company is Mr. CHAU Kwok Wai who is a fellow member of the Association of Chartered Certified Accountants of the United Kingdom.

(c) The registered office of the Company is at 8th Floor, Gold Peak Building, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong. The share registrars and transfer office of the Company is Abacus Share Registrars Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

(d) The English text of this circular shall prevail over the Chinese text.

7. 一般資料

(a) 本公司之秘書為黃文傑先生，彼為香港會計師公會及香港特許秘書公會資深會員。

(b) 本公司之合資格會計師為周國偉先生。周國偉先生為英國特許公認會計師公會資深會員。

(c) 本公司之註冊辦事處設於香港新界葵涌葵榮路30號金山工業中心8樓。本公司股票過戶登記處為雅柏勤證券登記有限公司，位於香港皇后大道東28號金鐘匯中心26樓。

(d) 如本通函之中英文內容有任何分歧，乃以英文本為準。

本集團成員公司名稱	擁有本集團成員公司已發行股本5%或以上權益人士名稱	所佔本集團成員公司已發行股本百份比 (%)
柏惠電子有限公司	惠州市德賽工業發展有限公司	15.00
	唯弘國際有限公司	15.00
惠州金山精密部件有限公司	惠州市德賽工業發展有限公司	30.00
惠州金山線束科技有限公司	吳淑英	10.00
	惠州市德賽工業發展有限公司	10.00
KEF America Inc.	The Chainin Family Limited Partnership	27.14

除以上披露者外，於最後實際可行日期，本公司董事及總裁沒有察覺任何人士（本公司之董事或總裁除外）於本公司股份或相關股份中，擁有根據證券及期貨條例第XV部第2及3分部須通知本公司之權益或淡倉，或任何人士直接或間接擁有有權於任何情況在本集團任何成員股東大會投票之已發行股本面值5%或以上權益。

4. 董事於競爭業務之權益

於最後實際可行日期，本公司之董事或總裁或彼等各自之聯繫人士概無於與本集團業務存在或可能存在競爭之業務中擁有任何權益。

5. 服務合約

於最後實際可行日期，董事概無與本公司或本集團任何成員公司訂有或擬訂立服務合約，不包括即將屆滿或僱主可於一年內終止而毋須作出賠償（法定賠償除外）之合約。

6. 訴訟

於最後實際可行日期，本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，就董事所知，本公司或其任何附屬公司亦無尚未了結或面臨之重大訴訟或申索。

3. 主要股東及其他人士於股份及相關股份之權益

於最後實際可行日期，就本公司董事及總裁所知，下列人士（本公司之董事或總裁除外）於本公司股份或相關股份，擁有根據證券及期貨條例第XV部第2及3分部須通知本公司之權益或淡倉，或直接或間接擁有有權於任何情況在本公司股東大會投票之已發行股本面值5%或以上權益：

股東名稱	身份	所持股份數目（股數）	所佔本公司已發行股本百份比 (%)
Schneider Electric Industries SA	受益人	54,564,000	9.93

於最後實際可行日期，就本公司董事及總裁所知，下列人士（本公司之董事或總裁除外）直接或間接擁有有權於任何情況在本集團任何成員股東大會投票之已發行股本面值5%或以上權益：

本集團成員公司名稱	擁有本集團成員公司已發行股本5%或以上權益人士名稱	所佔本集團成員公司已發行股本百份比 (%)
Clipsal Marketing (Private) Limited	Orient Distribution System (Private) Ltd.	49.00
惠州金山電裝有限公司	日本古河汽車配件有限公司	9.58
惠州市金山電子有限公司	惠州市德賽集團有限公司	5.00

	按以下每股行使價已授予但尚未行使之認股權可認購之金山電池股份數目			
	1.410新加坡元	1.600新加坡元	1.250新加坡元	2.500新加坡元
	認購期由二零零二年三月十七日至二零一零年三月十六日	認購期由二零零二年十月十一日至二零一零年十月十日	認購期由二零零四年八月五日至二零一二年八月四日	認購期由二零零五年六月二十五日至二零一三年六月二十四日
董事姓名				
吳崇安	200,000	200,000	190,000	190,000
顧玉興	–	–	–	170,000

	按以下每股行使價已授予但尚未行使之認股權可認購之GP工業股份數目				
	0.456新加坡元	0.620新加坡元	0.550新加坡元	0.880新加坡元	1.030新加坡元
	認購期由二零零二年四月十四日至二零一零年四月十三日	認購期由二零零三年四月四日至二零一一年四月三日	認購期由二零零三年八月十四日至二零一二年八月十三日	認購期由二零零四年九月十五日至二零一三年九月十四日	認購期由二零零五年七月五日至二零一四年七月四日
董事姓名					
羅仲榮	300,000	600,000	384,000	384,000	400,000
梁伯全	–	–	–	350,000	380,000
莊紹樑	110,000	200,000	130,000	130,000	150,000
周國偉	–	–	–	–	180,000
王維勤	–	–	–	140,000	180,000

除上文披露者外，於最後實際可行日期，本公司董事或總裁沒有於本公司或其任何關聯公司（定義見證券及期貨條例第XV部）之股份、相關股份及債券中，擁有任何根據證券及期貨條例第XV部第7及8分部須通知本公司及香港聯交所（包括根據證券及期貨條例有關條文，被當作或視為擁有之權益或淡倉），或根據證券及期貨條例第352條須記入該條例所述登記冊，或根據上市規則附錄10「上市公司董事進行證券交易標準守則」所載須通知本公司及香港聯交所之權益或淡倉。

董事姓名	按以下每股行使價已授予但尚未行使之認股權可認購之股份數目 1.17港元 認購期由二零零三年四月十八日至二零零七年十月十七日	1.84港元 認購期由二零零三年十月二日至二零零八年十月一日
羅仲榮	–	1,600,000
吳崇安	–	1,600,000
羅仲炳	650,000	1,000,000
羅仲煒	650,000	1,000,000
梁伯全	–	–
顧玉興	–	500,000
莊紹樑	–	500,000
周國偉	500,000	600,000
王維勤	–	1,000,000
張定球	300,000	400,000
呂明華	250,000	300,000
陳志聰	–	–
陳其鑣	–	–

(ii) **關聯公司**

董事姓名	所持金山電池普通股份數目	所佔金山電池已發行股本百份比 (%)	所持金山電能科技股份有限公司普通股份數目	所佔金山電能科技股份有限公司已發行股本百份比 (%)	所持GP工業普通股份數目	所佔GP工業已發行股本百份比 (%)
羅仲榮	200,000	0.18	–	–	–	–
吳崇安	833,332	0.76	500,000	0.25	378,412	0.07
羅仲煒	80,000	0.07	–	–	–	–
梁伯全	–	–	–	–	1,608,000	0.28
顧玉興	141,000	0.13	200,000	0.10	70,000	0.01
莊紹樑	–	–	–	–	45,000	0.01
周國偉	–	–	–	–	481,232	0.08
王維勤	374,000	0.34	100,000	0.05	1,598,827	0.28
張定球	20,000	0.02	–	–	–	–

1. 責任聲明

本通函載有為遵照上市規則之規定而提供之本公司資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏其他事實，以致其任何內容有所誤導。

2. 董事及總裁權益之披露

於最後實際可行日期，本公司董事及總裁於本公司及其任何關聯公司（定義見證券及期貨條例第XV部）之股份、相關股份及債券中，擁有根據證券及期貨條例第XV部第7及8分部須通知本公司及香港聯交所（包括根據證券及期貨條例有關條文被當作或視為擁有之權益及淡倉），或根據證券及期貨條例第352條須記入該條例所述登記冊，或根據上市規則附錄10「上市公司董事進行證券交易標準守則」所載須通知本公司及香港聯交所之權益及淡倉如下：

(i) 本公司

董事姓名	個人權益	所持股份數目 家族權益	合計權益	所佔本公司已發行股本百份比 (%)
羅仲榮	74,951,811	–	74,951,811	13.65
吳崇安	69,771,957	417,000	70,188,957	12.78
羅仲炳	625,000	3,239,066	3,864,066	0.70
羅仲煒	22,611,518	–	22,611,518	4.12
梁伯全	3,202,581	–	3,202,581	0.58
顧玉興	2,231,780	–	2,231,780	0.41
莊紹樑	474,500	–	474,500	0.09
周國偉	275,000	–	275,000	0.05
王維勤	1,790,081	–	1,790,081	0.33
張定球	1,947,549	–	1,947,549	0.35
呂明華	–	–	–	–
陳志聰	–	–	–	–
陳其鑣	–	–	–	–

SPG（香港）之財務業績概要

SPG（香港）截至二零零五年十二月三十一日止兩個年度之經審核綜合業績概要如下：

	截至十二月三十一日止年度	
	二零零四年	二零零五年
	千港元	*千港元*
營業額	830,551	762,762
除税前溢利	24,212	15,593
除税後溢利	21,338	14,300

SPG（香港）於二零零五年十二月三十一日之經審核綜合資產淨值約為114,000,000港元。

SPG（香港）之綜合財務業績按香港會計準則編製。

進行收購之理由及利益

賣方有意出售其於SPG（香港）之投資。因此，賣方向GP工業及其他股東按其各自於SPG（香港）之股權比例出售其於SPG（香港）現有股權。

本公司對SPG（香港）所從事行業之前景抱持長遠樂觀態度。賣方出售於SPG（香港）之投資為GP工業提供增持於SPG（香港）之投資之良機。

董事認為，買賣協議之條款（包括代價）屬公平合理，並為一般商業條款，而訂立買賣協議符合本公司及股東整體利益。

收購之財務影響

董事局相信，收購對集團之盈利、營運資金、資產負債比率、資產及負債並無重大影響。

附加資料

敬請　閣下留意本通函內附錄中載列之附加資料。

此　致

列位股東　台照

主席兼總裁
羅仲榮
謹啟

二零零六年十月二十日

對股權結構之影響

本集團於完成前後之股權結構如下：

本集團完成前之股權結構：


本公司
69.3%
賣方
GP 工業
其他股東
35.7%
29.8%
34.5%
SPG（香港）

本集團緊隨完成後之股權結構：


本公司
69.3%
GP 工業
其他股東
46.4%
53.6%
SPG（香港）

本公司之資料

本公司為投資控股公司，其主要附屬公司及聯營公司之業務為投資控股及生產、推廣及買賣電池、電子及音響產品、汽車配線、電纜、照明系統產品及發光二極管顯示屏。GP工業為本公司主要投資工具。於最後實際可行日期，本公司持有GP工業約69.3%權益。

SPG（香港）之資料

SPG（香港）為於香港註冊成立之有限公司，業務為買賣精密金屬及塑膠零件以及為其於中國成立之附屬公司之投資控股公司。其附屬公司業務為製造精密金屬及塑膠零件及注模以及裝嵌配件及機件。

SPG（香港）於完成前為本公司之聯營公司，於完成後將繼續為本公司之聯營公司。

根據上市規則，收購構成本公司之須予披露交易。此通函目的為向股東提供收購詳情及其他就遵守上市規則要求之資料。

買賣協議

買賣協議主要條款概要如下。

訂約方：

賣方：　信昇國際控股有限公司，於香港註冊成立之有限公司

買方：　GP工業有限公司；及
其他股東

本公司確認，據董事作出一切合理查詢後所深知、得悉及確信，賣方及賣方之最終實益擁有人均為獨立於本公司及本公司關連人士（定義見上市規則）之第三方。

將予收購資產：

銷售股份：　7,455,391股由賣方合法實益擁有及以其名義登記持有之SPG（香港）股份，相當於SPG（香港）全部已發行股本之約16.6%

代價：

代價約為13,400,000港元，GP工業已於完成時向賣方支付。

代價乃按SPG（香港）之資產淨值減去約45,000,000港元之應付股息，並考慮SPG（香港）業務前景作出溢價調整後，經公平磋商釐定。

代價以SPG（香港）應付GP工業之每股SPG（香港）股份1港元之股息共約13,400,000港元支付，而有關股息已於完成日期向GP工業派付。GP工業已透過指示SPG（香港）直接向賣方派付有關股息支付代價。

完成：

收購已於緊隨簽訂買賣協議後完成。

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(根據公司條例在香港註冊成立)

(股票代號:40)

董事局

執行董事:
羅仲榮 *(主席兼總裁)*
吳崇安 *(副主席)*
羅仲炳
羅仲煒
梁伯全
顧玉興
莊紹樑
周國偉

非執行董事:
王維勤
張定球
呂明華*
陳志聰*
陳其鑣*

* *獨立非執行董事*

註冊辦事處:
香港新界葵涌
葵榮路三十號
金山工業中心
八樓

敬啟者:

須予披露交易
GP工業有限公司收購
SPG工業(香港)有限公司股份

緒言

於日期為二零零六年十月四日之公佈中,董事公佈於二零零六年九月三十日,本公司擁有69.3%權益之附屬公司GP工業有限公司及其他股東與賣方訂立買賣協議,據此,(其中包括)賣方同意向GP工業出售,而GP工業同意自賣方購入銷售股份,相當於SPG(香港)全部已發行股本之約16.6%,現金代價約為13,400,000港元。SPG(香港)主要業務為製造及買賣精密金屬及塑膠零件。

釋　義

「上市規則」	指	聯交所證券上市規則
「其他股東」	指	除賣方及GP工業以外SPG(香港)之股東
「中國」	指	中華人民共和國
「買賣協議」	指	日期為二零零六年九月三十日由賣方與GP工業及其他股東就(其中包括)收購訂立之買賣協議
「銷售股份」	指	7,455,391股由賣方合法實益擁有及以其名義登記持有之股份,相當於SPG(香港)全部已發行股本約16.6%
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股份」	指	本公司每股面值0.50港元之普通股
「股東」	指	股份持有人
「新加坡」	指	新加坡共和國
「新加坡證券交易所」	指	新加坡交易所股票交易公司
「SPG(香港)」	指	SPG工業(香港)有限公司,於香港註冊成立之有限公司
「SPG(香港)股份」	指	SPG(香港)股本中每股面值1港元之任何SPG(香港)股份
「賣方」	指	信昇國際控股有限公司,於香港註冊成立之有限公司,主要業務為生產及銷售影音系統產品
「港元」	指	香港法定貨幣港元
「新加坡元」	指	新加坡法定貨幣新加坡元
「%」	指	百分比

釋　義

在本通函內，除非文義另有所指，下列詞語具有以下涵義：

「收購」	指	GP工業根據買賣協議收購銷售股份
「董事局」	指	本公司董事局
「本公司」	指	金山工業（集團）有限公司（股份代號：40），其股份於香港聯交所主板上市
「完成」	指	根據買賣協議完成買賣（其中包括）銷售股份
「完成日期」	指	買賣協議日期，即完成之時間
「代價」	指	收購之代價
「董事」	指	本公司董事
「金山電池」	指	金山電池國際有限公司，於新加坡註冊成立之有限公司，其股份於新加坡證券交易所上市，為GP工業擁有約49.2%股權之聯營公司
「GP工業」	指	GP工業有限公司，於新加坡註冊成立的有限公司，其股份於新加坡證券交易所上市，為本公司擁有約69.3%權益之附屬公司
「本集團」	指	本公司及其附屬公司
「香港會計準則」	指	香港普遍採納之會計準則
「香港」	指	中國香港特別行政區
「香港聯交所」	指	香港聯合交易所有限公司
「最後實際可行日期」	指	二零零六年十月十七日，即確定此通函部份資料以刊印此通函之最後實際可行日期

目　錄

頁次

此乃要件　請即處理

閣下如對本通函任何方面或應採取的行動**有任何疑問**，應諮詢註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之金山工業（集團）有限公司股份，閣下應立即將本通函送交買主或受讓人，或送交經手買賣或轉讓之銀行、註冊證券商或其他代理，以便轉交買主或受讓人。

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

（根據公司條例在香港註冊成立）
（股票代號：40）

須予披露交易
GP工業有限公司收購
SPG工業（香港）有限公司股份

主席兼總裁函件載於本通函第3至6頁。

二零零六年十月二十日